FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of March, 2003

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                            Principe de Vergara, 187
                               28002 Madrid, Spain
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:
                         Form 20-F X        Form 40-F
                                 ----                ----

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(1):
                          Yes                No  X
                             ----               ----

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(7):
                           Yes               No  X
                             ----              ----

                        Indicate by check mark whether by
             furnishing the information contained in this Form, the
          Registrant is also thereby furnishing the information to the
                                   Commission
      pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                            Yes               No X
                              ----              ----

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              ENDESA, S.A.

Dated: March 27, 2003         By: /s/ Jacinto Parinete
                                 --------------------------------------------
                              Name:  Jacinto Pariente
                              Title: Manager of North America Investor Relations

ENDESA Makes an Announcement Following up This Morning's Press Release

    NEW YORK--(BUSINESS WIRE)--March 27, 2003--Following the announcement released this morning, ENDESA (NYSE:ELE) has communicated to the CNMV (Spanish Securities and Exchange Commission) the sale of 36,800,000 shares of REPSOL YPF, representing 3.01% of its capital stock, through a cross trade carried out by BBVA Bolsa S.V. and Morgan Stanley in the block trade market
    The transaction has been executed at EUR 13.75 per share.
    For additional information please contact Jacinto Pariente, North America Investor Relations Office, telephone no. 212/750-7200 http://www.endesa.es

    CONTACT: ENDESA, New York
             Jacinto Pariente
             Investor Relations
             212/750-7200
             http://www.endesa.es